Mail Stop 3720

April 27, 2007

Mr. Steven Berns
Chief Financial Officer
MDC Partners, Inc.
45 Hazelton Avenue
Toronto, Ontario, M5R 2E3

> **Re**: **MDC Partners, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 16, 2007**
> **File No. 1-13718**

Dear Mr. Berns:

We have reviewed your filing as well as your supplemental response letter dated April 9, 2007 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2006

Note 2 – Significant Accounting Policies, page 49

Revenue Recognition, page 49

1.   We note your responses to our prior comments contained in your April 9, 2007 letter. We have the following additional comments:

    (a) We note your statement that work typically begins 30 to 60 days before the contract is finalized and signed. Clarify the point at which you begin recognizing revenue on these arrangements. Confirm that you do not recognize revenue before the contract is signed and that you do not accelerate the recognition pattern to adjust for the 30 to 60 days prior to the start of the contract.

    (b) The sample contract that you previously provided to us contains a fixed fee pertaining to all services and deliverables covered in the agreement. Tell us whether you have any contracts accounted for using proportional performance that contain different fee arrangements (e.g., that are not fixed fee). Confirm for us that none of your contracts establish specific amounts for the generation of marketing ideas and concepts versus tangible deliverables to be provided to the client (such as brand videos, television commercials, etc.).

    (c) Your sample contract also provides for the reimbursement of certain types of travel, out-of-pocket, and research expenses that you incur in providing your services. Tell us and disclose, in future filings, your accounting policy with respect to the revenues associated with these pass-through costs, in accordance with the guidance in EITF 01-14. Note that this comment applies to all pass-through costs that would fall within the scope of EITF 01-14, and is not limited solely to pass-through costs associated with contracts being accounted for using a proportional performance model.

    (d) We note your disclosure at page 49 that a small portion of your contractual arrangements with customers includes performance incentive provisions. Clarify the types of arrangements that include these payments and tell us how the incentive provisions affect your application of the proportional performance model.

    (e) Although we understand that the scope of EITF 91-6 pertains to a different type of arrangement than the nature of services you are providing, tell us what consideration you have given to this accounting guidance. We understand that in practice, an analogy has been made to the model set forth in EITF 91-6 whereby revenue is recognized using the lesser of non-refundable cash received or the results achieved using the proportional performance model applied on a straightline basis. This model ensures that the criteria has been met that the revenue is realized or realizable. To the extent that you have not previously given consideration to EITF 91-6, tell us how you have determined that the aforementioned criterion of revenue recognition has been met.

(f) Tell us your consideration of whether the amount of fees that you retain in the event of a client's termination represents a penalty. Again, while not directly on point, you may wish to consider the concepts in EITF D-96 in preparing your response.

Note 4 – Acquisitions, page 54

2.   Explain for us in more detail how you determined that it was appropriate to begin consolidating Mono Advertising, LLC effective July 1, 2006. In this regard, we note at page 4 that you own 49.9% of this entity as of December 31, 2006.

Item 9A. Controls and Procedures, page 88

(a) Evaluation of Disclosure Controls and Procedures, page 88

3.   We note your disclosure that "even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives." If you include this statement in future filings, please also include a statement, if true, that your disclosure controls and procedures are designed to provide a reasonable level of assurance of reaching your desired control objectives. See Section II.F.4. of SEC Release No. 33-8238 (June 5, 2003) available on our website at http://www.sec.gov/rules/final/33-8238.htm.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director